

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

October 23, 2023

Jeffrey Karsh
Chief Executive Officer
1st stREIT Office Inc.
11601 Wilshire Boulevard, Suite 1690
Los Angeles, CA 90025

> **Re: 1st stREIT Office Inc.**
> **Offering Statement on Form 1-A**
> **Filed on September 26, 2023**
> **File No. 024-12334**

Dear Jeffrey Karsh:

We have reviewed your offering statement and have the following comments.

Please respond to this letter by amending your offering statement and providing the requested information. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response. After reviewing any amendment to your offering statement and the information you provide in response to this letter, we may have additional comments.

Form 1-A filed September 26, 2023

Questions and Answers About This Offering
Q: What is the number and percentage of common shares that have been submitted for redemption and redeemed, respectively?, page 6

1. We note your disclosure that you have honored redemption requests in full as of July 31, 2023. Please clarify, if applicable, that due to the redemption limitation set as of December 31, 2023, stockholders have not been able to redeem their shares within the quarter in which they make their redemption requests.

Midtown III Acquisition, page 12

2. We note that it appears that you have closed on the Midtown III property for ~$17.8 million. Please tell us how you considered the need to file pro forma and stand alone financial statements for the Midtown III property. Reference is made to Rule 8-05 and 8-06 of Regulation S-X pursuant to the guidance outlined for Tier 2 offerings within Part F/S of the Form 1-A.

Offering Summary
Our Structure, page 16

3.   Please revise your structure chart to make the chart legible.

Risk Factors
We may change our targeted investments and investment guidelines without stockholder consent., page 27

4.   Please disclose how you will notify stockholders of a change in your investment guidelines.

Business and Properties, page 60

5.   It appears that the Midtown III acquisition closed on September 28, 2023. Please update your disclosure to provide the material terms of the acquisition agreement and file the executed acquisition agreement.

Management, page 77

6.   Please disclose Justin Fromm's past five years of business experience. Refer to Item 10(c) of Form 1-A for guidance.

Exhibits

7.   You state on page 43 of the offering circular that the mandatory arbitration provision in your subscription agreement does not waive the company's compliance with the federal securities laws. We are unable to find this clarification in the subscription agreement filed as Exhibit 4.1. Please file a revised subscription agreement containing this clarification.

General

8.   We note that your website contains the offering circular filed October 19, 2022. Please update your website to link to the most recent offering circular and continue to update the link as you amend your filing. Refer to Rule 255(b)(4) and (d)(2) of Regulation S-K for guidance.

        We will consider qualifying your offering statement at your request. If a participant in your offering is required to clear its compensation arrangements with FINRA, please have FINRA advise us that it has no objections to the compensation arrangements prior to qualification.

        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff. We also remind you that, following qualification of your Form 1-A, Rule 257 of Regulation A requires you to file periodic and current reports, including a Form 1-K which will be due within 120 calendar days after the end of the fiscal year covered by the report.

Jeffrey Karsh
1st stREIT Office Inc.
October 23, 2023
Page 3

       Please contact Howard Efron at 202-551-3439 or Wilson Lee at 202-551-3468 if you have questions regarding comments on the financial statements and related matters. Please contact Isabel Rivera at 202-551-3518 or David Link at 202-551-3356 with any other questions.

                                    Sincerely,

                                    Division of Corporation Finance
                                    Office of Real Estate & Construction

cc: Mark Schonberger